As filed with the Securities and Exchange Commission on October 9, 2009

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-8
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

SELECT MEDICAL HOLDINGS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	20-1764048
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
4714 Gettysburg Road
Mechanicsburg, Pennsylvania 17055
(Address of principal executive offices) (Zip Code)

Amended and Restated Select Medical Holdings Corporation 2005 Equity Incentive Plan
Amended and Restated Select Medical Holdings Corporation 2005 Equity Incentive Plan for Non-
Employee Directors
(Full title of the Plans)

Michael E. Tarvin, Esq.
Executive Vice President, General Counsel and Secretary
Select Medical Holdings Corporation
4714 Gettysburg Road
P.O. Box 2034
Mechanicsburg, Pennsylvania 17055
(Name and address of agent for service)

(717) 972-1100
(Telephone number, including area code, of agent for service)

With a copy to:
Stephen M. Leitzell, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, Pennsylvania 19104
(215) 994-4000
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

			Proposed
			Maximum		Proposed Maximum
	Amount to be		Offering Price		Aggregate Offering		Amount of
Title of securities to be registered	Registered (1)		Per Share		Price		Registration Fee (6)
Common Stock of Select Medical Holdings Corporation, par value $0.001 per share (“Common Stock”)	1,422,246	(2)	$6.7071	(4)	$9,539,146	(4)	$532
Common Stock	24,171,856	(2)	$9.45	(5)	$228,424,039	(5)	$12,746
Common Stock	63,000	(3)	$7.6171	(4)	$479,877	(4)	$27
Common Stock	162,000	(3)	$9.45	(5)	$1,530,900	(5)	$86
Total	25,819,102				$239,973,962		$13,391

(1)	Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also cover any additional shares of Common Stock which become issuable under the Plans (as defined below) by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of the Registrant.

(2)	These shares of Common Stock are being registered for issuance under the Amended and Restated Select Medical Holdings Corporation 2005 Equity Incentive Plan (the “Omnibus Plan”).

(3)	These shares of Common Stock are being registered for issuance under the Amended and Restated Select Medical Holdings Corporation 2005 Equity Incentive Plan for Non-Employee Directors (the “Non-Employee Directors Plan,” and together with the Omnibus Plan, the “Plans”).

(4)	The registration fee for the shares of Common Stock to be issued pursuant to outstanding options already granted under the Plans was calculated in accordance with Rule 457(h) of the Securities Act, based upon the weighted average price per share at which the options may be exercised.

(5)	The registration fee for the shares of Common Stock to be issued pursuant to options reserved but not yet granted under the Plans was calculated in accordance with Rules 457(c) of the Securities Act, based upon the average of the high and low trading prices of our Common Stock as reported on the New York Stock Exchange on October 7, 2009.

(6)	The Registrant previously paid (i) a fee of $3,930 in connection with the initial filing of its Registration Statement on Form S-1 (File No. 333-152514) on July 24, 2008 to register shares at a proposed maximum aggregate offering price of $100,000,000 and (ii) an additional fee of $26,505 in connection with the filing of Amendment No. 4 to its Registration Statement on Form S-1 (File No. 333-152514) on June 18, 2009 (collectively, and as subsequently amended, the “S-1 Registration Statement”) to register shares at a proposed maximum aggregate offering price of $575,000,000. The Registrant subsequently sold 30,000,000 shares at $10.00 per share under the S-1 Registration Statement, and 4,500,000 shares may be sold to the underwriters under the S-1 Registration Statement to cover over-allotments. As a result, upon the effectiveness of the S-1 Registration Statement on September 24, 2009, the Registrant had a registration fee balance of $11,184 with the Securities and Exchange Commission, assuming the underwriters purchase 4,500,000 shares to cover over-allotments. Pursuant to Rule 457(p) of the Securities Act, the filing fee of $11,184 previously paid, but not used, by the Registrant in connection with the filing of the S-1 Registration Statement is to be offset against the registration fee due in connection with the filing of this Registration Statement on Form S-8.

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
     Information required in Part I of Form S-8 to be contained in a prospectus meeting the requirements of Section 10(a) of the Securities Act, is not required to be filed with the Securities and Exchange Commission (the “Commission”) and is omitted from this Registration Statement in accordance with the explanatory note to Part I of Form S-8 and Rule 428 under the Securities Act.
PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference.
     The Registrant incorporates by reference into this Registration Statement the following documents:
(a)	The Registrant’s Registration Statement on Form S-1 filed with the Commission on July 25, 2008 (Reg. No. 333-152514), as amended.

(b)	The description of the Registrant’s Common Stock in the Registrant’s Registration Statement on Form 8-A filed with the Commission on September 22, 2009 (Reg. No. 001-34465); and

(c)	All documents subsequently filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement, but prior to the filing of a post-effective amendment to this Registration Statement, which indicates that all securities offered by this Registration Statement have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement. Each document incorporated by reference into this Registration Statement shall be deemed to be a part of this Registration Statement from the date of the filing of such document with the Commission until the information contained therein is superseded or updated by any subsequently filed document which is incorporated by reference into this Registration Statement.
     The above information is supplemented with the following section “Selected Historical Consolidated Financial Data,” which has been updated to give effect in the Successor Period to the reverse 1 to .30 common stock split that became effective on September 24, 2009:

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

You should read the following selected historical consolidated financial data in conjunction with our consolidated financial statements and the accompanying notes. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated by reference in this Registration Statement. The historical financial data as of December 31, 2004, 2005, 2006, 2007 and 2008 and for the year ended December 31, 2004, for the period from January 1 through February 24, 2005 (Predecessor Period), for the period from February 25 through December 31, 2005 and for the years ended December 31, 2006, 2007 and 2008 (Successor Period) have been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected historical consolidated financial data as of December 31, 2007 and 2008, and for the years ended December 31, 2006, 2007 and 2008 have been derived from our consolidated financial information incorporated by reference in this Registration Statement. The selected historical consolidated financial data as of December 31, 2004, 2005 and 2006 and for the year ended December 31, 2004 and for the period from January 1 through February 24, 2005 (Predecessor Period), and for the period from February 25 through December 31, 2005 (Successor Period) have been derived from our audited consolidated financial information not contained in this Registration Statement. We derived the historical financial data as of June 30, 2009 and for the six months ended June 30, 2008 and 2009 from our unaudited interim consolidated financial statements, which are incorporated by reference in this Registration Statement.

	Predecessor Period		Successor Period
		Period from	Period from
		January 1	February 25
	Year Ended	through	through
	December 31,	February 24,	December 31,	Year Ended December 31,
	2004(1)	2005(1)	2005(1)(2)	2006(1)(2)	2007(1)(2)	2008(1)(2)
	(in thousands, except per share data)		(in thousands, except per share data)
Statement of Operations Data:
Net operating revenues	$1,601,524	$277,736	$1,580,706	$1,851,498	$1,991,666	$2,153,362
Operating expenses(3)(4)	1,340,068	373,418	1,322,068	1,546,956	1,740,484	1,885,168
Depreciation and amortization	38,951	5,933	37,922	46,668	57,297	71,786

Income (loss) from operations	222,505	(101,615)	220,716	257,874	193,885	196,408
Gain (loss) on early retirement of debt(5)	—	(42,736)	—	—	—	912
Merger related charges(6)	—	(12,025)	—	—	—	—
Other income (expense)	1,096	267	1,092	—	(167)	—
Interest expense, net(7)	(30,716)	(4,128)	(101,441)	(130,538)	(138,052)	(145,423)

Income (loss) from continuing operations before income taxes	192,885	(160,237)	120,367	127,336	55,666	51,897
Income tax expense (benefit)	76,551	(59,794)	49,336	43,521	18,699	26,063

Income (loss) from continuing operations	116,334	(100,443)	71,031	83,815	36,967	25,834
Income from discontinued operations, net of tax	4,458	522	3,072	12,818	—	—

Net income (loss)	120,792	(99,921)	74,103	96,633	36,967	25,834
Less: Net income attributable to non-controlling interests(8)	2,608	330	1,776	1,754	1,537	3,393

Net income (loss) attributable to Select Medical Holdings Corporation	118,184	(100,251)	72,327	94,879	35,430	22,441
Less: Preferred dividends	—	—	23,519	22,663	23,807	24,972

Net income (loss) available to common and preferred stockholders	$118,184	$(100,251)	$48,808	$72,216	$11,623	$(2,531)

	Predecessor Period		Successor Period
		Period from	Period from
		January 1	February 25
	Year Ended	through	through
	December 31,	February 24,	December 31,	Year Ended December 31,
	2004(1)	2005(1)	2005(1)(2)	2006(1)(2)	2007(1)(2)	2008(1)(2)
	(in thousands, except per share data)		(in thousands, except per share data)
Income (loss) per common share:
Basic:
Income (loss) from continuing operations	$1.11	$(0.99)	$0.70	$0.88	$0.17	$(0.04)
Income from discontinued operations, net of tax	0.04	0.01	0.05	0.18	—	—

Net income (loss)	$1.15	$(0.98)	$0.75	$1.06	$0.17	$(0.04)

Diluted:
Income (loss) from continuing operations	$1.07	$(0.99)	$0.70	$0.88	$0.17	$(0.04)
Income from discontinued operations, net of tax	0.04	0.01	0.05	0.18	—	—

Net income (loss)	$1.11	$(0.98)	$0.75	$1.06	$0.17	$(0.04)

Weighted average common shares outstanding:
Basic	102,165	102,026	51,399	54,055	57,086	59,566
Diluted	106,529	102,026	51,399	54,055	57,086	59,566
Balance Sheet Data (at end of period):
Cash and cash equivalents	$247,476		$35,861	$81,600	$4,529	$64,260
Working capital	313,715		77,556	59,468	14,730	118,370
Total assets	1,113,721		2,168,385	2,182,524	2,495,046	2,579,469
Total debt	354,590		1,628,889	1,538,503	1,755,635	1,779,925
Total Select Medical Holdings Corporation stockholders’ equity	515,943		(244,658)	(169,139)	(165,889)	(174,204)

	Successor Period
	For the Six Months Ended June 30,
	2008(1)(2)	2009
	(in thousands, except per share data)

Statement of Operations Data:
Net operating revenues	$1,087,084	$1,120,707
Operating expenses(3)(4)	948,992	952,023
Depreciation and amortization	35,327	35,670

Income from operations	102,765	133,014
Gain on early retirement of debt(5)	—	15,316
Interest expense, net(7)	(73,268)	(68,250)

Income from operations before income taxes	29,497	80,080
Income tax expense	13,973	33,880

Net income	15,524	46,200
Less: Net income attributable to non-controlling interests(8)	1,071	1,412

Net income attributable to Select Medical Holdings Corporation	14,453	44,788
Less: Preferred dividends	12,279	12,870

Net income available to common and preferred stockholders	$2,174	$31,918

Net income per common share:
Basic	$0.03	$0.47
Diluted	0.03	0.47
Weighted average common shares outstanding:
Basic	59,181	60,509
Diluted	59,181	60,992
Balance Sheet Data (at end of period):
Cash and cash equivalents	$7,534	$27,689
Working capital	105,745	103,831
Total assets	2,544,037	2,532,682
Total debt	1,805,462	1,697,134
Total Select Medical Holdings Corporation stockholders’ equity	(165,703)	(141,659)

(1)	Adjusted for the adoption of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” See Note 1, Organization and Significant Accounting Policies — Recent Accounting Pronouncements, in our audited consolidated financial statements and Note 2, Accounting Policies — Recent Accounting Pronouncements, in our interim unaudited consolidated financial statements for additional information.
(2)	Adjusted for the adoption of FASB Staff Position EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.” See Note 14 in our audited consolidated financial statements and Note 8 in our interim unaudited consolidated financial statements for additional information.
(3)	Operating expenses include cost of services, general and administrative expenses, and bad debt expenses.
(4)	Includes stock compensation expense related to the repurchase of outstanding stock options in the Predecessor Period from January 1 through February 24, 2005, compensation expense related to restricted stock, stock options and long term incentive compensation in the Successor Periods from February 25 through December 31, 2005, and for the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009.
(5)	The loss in the Predecessor Period of January 1 through February 24, 2005 consists of the tender premium cost of $34.8 million and the remaining write-off of unamortized deferred financing costs of $7.9 million related to the tender offers for all of Select’s 9 1/2% senior subordinated notes due 2009 and all of Select’s 7 1/2% senior subordinated notes due 2013 completed in connection with the Merger. In the year ended December 31, 2008, we paid approximately $1.0 million to repurchase and retire a portion of Select’s 7 5/8% senior subordinated notes. These notes had a carrying value of $2.0 million. The gain on early retirement of debt recognized was net of the write-off of unamortized deferred financing costs related to the debt. During the six months ended June 30, 2009, we paid approximately $30.1 million to repurchase and retire a portion of Select’s 7 5/8% senior subordinated notes. These notes had a carrying value of $46.5 million. The gain on early retirement of debt recognized was net of the write-off of unamortized deferred financing costs related to the debt.
(6)	As a result of the Merger, Select incurred costs in the Predecessor Period of January 1 through February 24, 2005 directly related to the Merger. This included the cost of the investment advisor hired by the special committee of Select’s board of directors to evaluate the Merger, legal and accounting fees, costs associated with the Hart-Scott-Rodino filing relating to the Merger, the cost associated with purchasing a six year extended reporting period under our directors and officers liability insurance policy and other associated expenses.
(7)	Interest expense, net equals interest expense minus interest income.
(8)	Reflects interests held by other parties in subsidiaries, limited liability companies and limited partnerships owned and controlled by us.

Item 4. Description of Securities.
     Not applicable.
Item 5. Interests of Named Experts and Counsel.
     Not applicable.
Item 6. Indemnification of Directors and Officers.
     Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify any person who is or was a director, officer, employee or agent of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the corporation. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.
     As permitted by the DGCL, our restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law; (3) under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or (4) arising as a result of any transaction from which the director derived an improper personal benefit.
     As permitted by the DGCL, our amended and restated bylaws provide that (i) we are required to indemnify our directors and officers to the fullest extent permitted by applicable law; (ii) we are permitted to indemnify our other employees to the extent permitted by applicable statutory law; (iii) we are required to advance expenses to our directors and officers in connection with any legal proceeding, subject to the provisions of applicable statutory law; and (iv) the rights conferred in our bylaws are not exclusive.
     Section 145 of the DGCL also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such. The Registrant has purchased liability insurance covering our directors and officers for claims asserted against them or incurred by them in such capacity.
     Reference is made to Item 9 for our undertakings with respect to indemnification for liabilities arising under the Securities Act of 1933, as amended.
Item 7. Exemption from Registration Claimed.
     Not applicable.
Item 8. Exhibits.
             The following exhibits filed herewith are incorporated by reference as part of this Registration Statement:
3.1	Form of Restated Certificate of Incorporation of Select Medical Holdings Corporation, incorporated by reference to Exhibit 3.3 of Amendment No. 9 to Select Medical Holdings Form S-1 filed September 22, 2009 (Reg. No. 333-152514).

3.2	Form of Amended and Restated Bylaws of Select Medical Holdings Corporation, incorporated by reference to Exhibit 3.4 of Amendment No. 9 to Select Medical Holdings Corporation’s Form S-1 filed September 22, 2009 (Reg. No. 333-152514).

4.1	Registration Rights Agreement, dated as of February 24, 2005, among Select Medical Holdings Corporation, Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., each of the entities and individuals listed on Schedule I thereto and each of the other entities and individuals from time to time listed on Schedule II thereto, incorporated by reference to Exhibit 10.77 of Select Medical Holdings Corporation’s Form S-4 filed April 13, 2006 (Reg. No. 333-133284).

5.1	Opinion of Dechert LLP as to the legality of the securities being registered.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Dechert LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature pages to this Registration Statement and incorporated herein by reference).

Item 9. Undertakings.
(a) The undersigned registrant hereby undertakes:
1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i. to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
ii. to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
iii. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement
2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mechanicsburg, Commonwealth of Pennsylvania, on the 9th day of October, 2009.

SELECT MEDICAL HOLDINGS CORPORATION
By:	/s/ Michael E. Tarvin
Michael E. Tarvin
Executive Vice President, General Counsel and Secretary

POWER OF ATTORNEY
          KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert A. Ortenzio and Michael E. Tarvin, each his attorney-in-fact and agent, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any amendments (including post-effective amendments) to this Registration Statement, and to file with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that either of said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
          Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert A. Ortenzio Robert A. Ortenzio	Chief Executive Officer and Director (principal executive officer)	October 9, 2009

/s/ Martin F. Jackson Martin F. Jackson	Executive Vice President and Chief Financial Officer (principal financial officer)	October 9, 2009

/s/ Scott A. Romberger Scott A. Romberger	Senior Vice President, Controller and Chief Accounting Officer (principal accounting officer)	October 9, 2009

/s/ Rocco A. Ortenzio Rocco A. Ortenzio	Executive Chairman and Director	October 9, 2009

/s/ Russell L. Carson Russell L. Carson	Director	October 9, 2009

/s/ David S. Chernow David S. Chernow	Director	October 9, 2009

/s/ Bryan C. Cressey Bryan C. Cressey	Director	October 9, 2009

/s/ James E. Dalton, Jr. James E. Dalton, Jr.	Director	October 9, 2009

/s/ James S. Ely III James S. Ely III	Director	October 9, 2009

Signature	Title	Date

/s/ Thomas A. Scully Thomas A. Scully	Director	October 9, 2009

/s/ Leopold Swergold Leopold Swergold	Director	October 9, 2009

/s/ Sean M. Traynor Sean M. Traynor	Director	October 9, 2009